Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		2006	2005	2004	2003	2002

	Earnings:
1.	Income (loss) before income taxes and cumulative
	effect of changes in accounting principles	$276.6	$224.1	$173.6	$56.5	$(176.3)

	Fixed Charges:
2.	Interest expense	30.3	29.6	5.1	8.2	8.5
3.	Interest factor on rental expense	6.5	8.0	5.0	5.3	5.4
4.	Interest credited to contractowners	980.8	946.5	903.6	896.7	794.0
5.	Net (undistributed) distributed income from
	equity investees	(1.7)	(1.6)	(1.8)	13.7	-
6.	Total fixed charges (2 + 3 + 4 + 5)	1,015.9	982.5	911.9	923.9	807.9
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	35.1	36.0	8.3	27.2	13.9
8.	Earnings and fixed charges (1 + 6)	1,292.5	1,206.6	1,085.5	980.4	631.6
9.	Earnings and fixed charges, excluding
	interest credited to contractowners (1 + 7)	311.7	260.1	181.9	83.7	(162.4)

	Ratios:
10.	Earnings and fixed charges, to total fixed charges (8 / 6)	1.3	1.2	1.2	1.1	0.8
11.	Earnings and fixed charges, excluding interest credited to
	contractowners to total fixed charges (9 / 7)	8.9	7.2	21.9	3.1	NM
12.	Deficiency of earnings to fixed charges (6 - 8)*	$-	$-	$-	$-	$176.3

*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.

NM - Not meaningful.